Agritech Worldwide, Inc.

Term Sheet

For Proposed Convertible Preferred

Financing

February 17, 2017

This Term Sheet summarizes the principal terms of a proposed Convertible Preferred equity financing of Agritech Worldwide, Inc., a Nevada corporation (the “Company”). The securities issued to the Investors (as defined below) will have the characteristics, terms, and provisions described in this Term Sheet.

In consideration of the time, effort and expense devoted and to be devoted by the Investors and the Company with respect to the investment contemplated by this Term Sheet (the “Transaction”), the No Shop, Good Faith Efforts, Governing Law and Expenses provisions in the “Other Matters” section of this Term Sheet shall be binding and enforceable obligations of the parties named therein, whether or not the Transaction is ultimately consummated. No other legally binding or enforceable agreements or obligations are intended to be, or are, created under this Term Sheet, and no such binding or enforceable agreement shall be deemed created other than pursuant to the execution and delivery of written, definitive and binding agreements by the parties. This Term Sheet is not a commitment to invest and is conditioned on documentation satisfactory to the Investors.

INVESTMENT TERMS

Closing Date & Document Preparation:	The sale and issuance of the Company’s new Convertible Preferred Stock (the “New Preferred”) will be consummated at a closing (the “Closing”) on the day that the parties execute and deliver the definitive purchase and other agreements and satisfy the conditions to the Closing specified therein, which is anticipated to be no later than 60 days after the execution of this Term Sheet.

Issuer:	Agritech Worldwide, Inc.

Investors:	Morris Garfinkle, Jonathan Kahn and/or their respective affiliates and other third party accredited investors

Aggregate Offering:	The aggregate offering will be for the issuance and sale of up to $6,000,000 of New Preferred, but not less than $4,000,000.

Investment Timing:	The investment amount will be funded at the Closing.

Securities:	Series C Convertible Preferred Stock, the terms of which are set forth herein.

Pre-Money Valuation:	The price per New Preferred Unit (the “Original Purchase Price”) will be based upon a fully-diluted pre-money valuation of the Company of $3,529,751 (taking into account all anti-dilution adjustments) and a fully-diluted post-money valuation of the Company of up to $9,529,751. The price per New Preferred share shall be $1.00 (the “Original Purchase Price”).

Capitalization:	The Company’s capital structure and capital ownership, after giving effect to the New Preferred and the “Restructuring” described herein, is set forth in the Post-Closing Capitalization Table attached as Exhibit A hereto.

Use of Funds:	The net proceeds of the transaction will be used for the repayment of a portion of the face value of the “Notes” (as defined below) pursuant to the Restructuring (as defined below) and working capital, product development and other general corporate purposes.

PURCHASE & SALE OF NEW PREFERRED

Definitive Agreement:	The purchase and sale of New Preferred shall be effected pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) between the Investors and the Company, to reflect the terms and provisions in this Term Sheet and to be in form and substance acceptable to the Investors.

Representations and Warranties:	The Purchase Agreement will include (i) customary representations and warranties, including due authorization, valid issuance, absence of conflicts, operations and financial position from the Company and (ii) customary investment representations from the Investors.

Conditions:

The Purchase Agreement will include standard conditions to closing, including, among others, completion of financial and legal due diligence with results satisfactory to each Investor in its sole discretion, an independent fairness opinion conducted by an investment bank satisfactory to Investors, approval of the Transaction by an independent committee of the Company formed for the purpose of evaluating and approving all of the transactions contemplated hereby and an opinion of counsel to the Company and the amendment to the Company’s Certificate of Incorporation authorizing and establishing the rights, preferences, and limitations of the New Preferred as set forth in this Term Sheet.

Additionally, concurrent with Closing, (i) the $996,000 note entered into by the Company pursuant to that certain Loan and Security Agreement dated as of February 1, 2017 by and between the Company, Susan A. Stone, Roger Stone and GKS Funding LLC will be exchanged for shares of New Preferred contemporaneous with the issuance thereof to the Investors on a dollar-for-dollar basis (with all accrued but unpaid interest thereon being paid in cash), (ii) all existing promissory notes (the “Notes”) shall have been repaid and/or converted to Common Stock on terms consistent with Exhibit A and acceptable to the Investors in their sole discretion and (iii) the terms of the Series B Preferred Stock (the “Existing Preferred”) shall have been amended on terms acceptable to the Investors in their sole discretion (collectively, the “Restructuring”).

Draft Agreements:	Greenberg Traurig, LLP will prepare substantially all of the documents necessary to complete the Transaction subject to review by Company’s counsel (in each case at the Company’s expense).

TERMS OF THE NEW PREFERRED

Liquidation Preference:	In connection with any sale, liquidation, dissolution, winding up or any sale of the Company (however structured) prior to conversion of the New Preferred, the holders of New Preferred shall be entitled to receive, out of the proceeds therefrom available for distribution to the Company’s equity holders and prior to any other distribution of proceeds in respect of the Company’s other equity securities, an amount equal to 2x the Original Purchase Price for such holder’s New Preferred. Thereafter, the New Preferred shall participate in any remaining proceeds on an as-if converted basis.

Dividends:	The New Preferred shall participate in dividends made to the holders of Common Stock on an as-converted basis.

Conversion:	The New Preferred shall be convertible into the Company’s common stock (“Common Stock”), at the option of each holder thereof, without the payment of additional consideration at any time or from time to time. The New Preferred shall automatically convert to Common Stock at such time as a majority of the New Preferred in the aggregate is converted to Common Stock. The total number of shares of Common Stock into which the New Preferred may be converted initially will be determined by dividing the Original Purchase Price by the conversion price. The initial conversion price will be set such that the New Preferred is convertible into 75% of the Company’s fully-diluted shares outstanding (determined as of the Closing). The conversion price of the New Preferred will be subject to adjustment as provided below under Anti-Dilution Protection.

Anti-Dilution Protection:	In addition to normal and customary anti-dilution protections (e.g., proportional adjustment for stock splits, stock dividends, combinations, and similar events), in the event that the Company issues additional equity securities (or securities convertible into or exchangeable or exercisable for equity securities) at a purchase price that is less than the then-current New Preferred conversion price, then, unless otherwise waived by the holders of a majority of the New Preferred (“New Preferred Majority”), the conversion price will be reduced to the purchase price for such securities (subject to customary exceptions for issuances pursuant to a board approved equity incentive plan, issuances upon conversion of existing securities or securities issued in the future for which an anti-dilution adjustment has previously been made and equity issued as consideration for permitted acquisitions).

Redemption:	The New Preferred shall be redeemable at the option of each holder thereof, commencing any time after the 5th anniversary of the Closing at a price equal to the greater of (i) 2x the Original Purchase Price and (ii) the fair market value thereof (the “Redemption Price”).

Voting Rights:	The New Preferred shall vote together with the Common Stock on an as-if converted basis, and not as a separate class, on all matters submitted to a vote of members, except (i) the New Preferred Majority shall be entitled to elect 3 of the 5 members of the Board (the “New Preferred Directors”), (ii) as provided under “Protective Provisions” below and (iii) as required by law.

Protective Provisions:

The Company shall not take any of the following actions without the separate vote or separate written consent of the Board and at least one of the New Preferred Directors or the New Preferred Majority;

(i)        amend the Company’s Constitutive or other documents of the Company so as to adversely affect the rights, preferences and privileges of the holders of New Preferred or the New Preferred Directors;

(ii)        authorize, designate, create or issue, whether by reclassification or otherwise, any additional equity securities of the Company or any securities convertible into, or exchangeable or exercisable for equity securities of the Company senior to or pari passu with the New Preferred;

(iii)        increase or decrease the authorized number of New Preferred or issue any additional New Preferred;

(iv)        declare or pay any dividends on or make other distributions with respect to any securities of the Company or any of its subsidiaries;

(v)        redeem, repurchase or otherwise acquire any securities of the Company (other than (i) the repurchase by the Company of employee incentive stock from terminated employees pursuant to agreements that have been approved by the Board or (ii) any redemption of the New Preferred as contemplated herein;

(vi)        enter into any transaction between the Company or any of its subsidiaries on the one hand, and any founder, officer, director or material equity holder (or any affiliate or family member thereof) of the Company or any of its subsidiaries on the other hand;

(vii)        acquire the operations, assets (other than loans) or equity interest of another business through any form, including by merger, consolidation, license, lease or the purchase of assets of securities other than the purchase or lease of equipment, goods and supplies in the ordinary course of business;

(ix)        change the principal business of the Company, enter new lines of business, or exit the current line of business; or

(x)        take any action that commits the Company or any of its subsidiaries to do any of the foregoing

INVESTORS RIGHTS TERMS

Board of Directors Matters:

Each board committee and each board and committee of each subsidiary of the Company shall include at least one New Preferred Director designated by a majority of the New Preferred Directors then in office.

The Company will bind D&O insurance with a carrier and in an amount reasonably satisfactory to Investors.

The Company’s and each of its subsidiaries’ constitutive documents will contain customary provisions for the indemnification of directors and the advancement of expenses in connection with claims. In the event the Company merges with another entity and is not the surviving corporation, or transfers all of its assets, proper provisions shall be made so that successors of the Company assume the Company’s obligations with respect to indemnification of directors.

The Company or the applicable subsidiary shall pay or reimburse the reasonable out-of-pocket expenses incurred by the New Preferred Directors and observers in attending meetings of the Board, any committees of the Board, and any board or committee meetings of any subsidiary.

Information Rights:	If at any time, the Company is no longer an SEC reporting company, each holder of 15% or more of the New Preferred or Common Stock into which such New Preferred has been converted will be granted access to Company facilities and personnel during normal business hours and following reasonable advance notice. In addition, if at any time, the Company is no longer an SEC reporting company, the Company will deliver to such holders (i) annual and quarterly financial statements, and other information as reasonably requested by such holders; (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company’s revenues, expenses, and cash position on a month to month basis for the upcoming fiscal year; and (iii) promptly following the end of each quarter an up-to-date capitalization table.

Right of First Refusal:	The Investors shall have a right of first refusal for all subsequent financings undertaken by the Company for so long as any of the New Preferred remains outstanding.

Events of Noncompliance:	In the event that (a) the Company breaches any of its representations and warranties made to the Investors, (b) the Company incurs a material unsatisfied judgment, (c) the Company incurs a material unpaid acceleration of debt, (d) any shares of the Common Stock are suspended or cease trading for twenty (21) consecutive days or for more than fifteen (15) trading days in any 365-day year (unless the Company is no longer a reporting company), (e) there is less than 100% of the number of shares of Common Stock needed to satisfy the number of shares of Common Stock the holders of the New Preferred would receive if all shares of the New Preferred were converted at the conversion price then in effect, (f) the Company fails to pay any amount owed to the holders of the New Preferred or (g) the Company incurs a bankruptcy or insolvency event, then during the continuation thereof, at the election of each holder of the New Preferred (or automatically in the case of a bankruptcy event) such holder’s New Preferred shall become redeemable (or shall immediately be redeemed, in the base of a bankruptcy event) for a price equal to the Redemption Price.

Registrable Securities:	Common Stock or other securities which may be issuable upon conversion or exchange of the New Preferred and any other equity securities held by the Investors will be deemed “Registrable Securities.”

Demand Registration:	At any time or from time to time, persons holding at least a majority of the Registrable Securities may request (consummated) registrations by the Company of their Registrable Securities in which event all holders of Registrable Securities will be entitled to participate pro-rata; provided that (i) the Company shall only be obligated to consummate one such registration in any 12-month period and (ii) the Company shall not be obligated to register Registrable Securities having a reasonably anticipated offering price of less than $500,000 in the aggregate.

Registration on Form S-3:	The holders of at least a majority of the Registrable Securities will have the right to require the Company to register their Registrable Securities on Form S-3, if available for use by the Company, in which event all holders of Registrable Securities will be entitled to participate pro-rata. There will be no limit on the aggregate number of such Form S-3 registrations, provided that there are no more than two per year.

Piggyback Registration:	The holders of Registrable Securities will be entitled to “piggyback” registration rights on all registration statements of the Company, subject to the right, however, of the Company and its underwriters to reduce the amount of securities proposed to be registered to a minimum of 20% on a pro rata basis and to complete reduction on an IPO at the underwriter’s discretion. In all events, the securities to be registered by holders of Registrable Securities will be reduced only after all other equity holders’ securities are reduced.

Registration Expenses:	The registration expenses (exclusive of stock transfer taxes, underwriting discounts and commissions) will be borne by the Company. The Company will also pay the reasonable fees and expenses of one special counsel to represent all the participating holders of Registrable Securities.

No Other Registration Rights:	No future registration rights may be granted without consent of the holders of a majority of the Registrable Securities unless subordinate to the holders of Registrable Securities rights.

Amendment to Prior Round Terms:	As a condition to the consummation of the purchase of the New Preferred, the terms relating to the Existing Preferred shall be amended to eliminate all special economic, voting or approval rights, restrictive covenants or similar rights, such that the Existing Preferred becomes pari passu with the Common Stock (with the exception of approval rights in respect of amendments to the Company’s constitutive documents which disproportionately and adversely affect the Existing Preferred, which in no event shall include the creation or issuance of additional classes or series of equity securities).

OTHER MATTERS

No Shop:	The Company agrees that it will not, and the Company will cause its representatives, officers, managers, members, advisors, affiliates and agents not to, for a period of 60 days following the date these terms are accepted (the “Standstill Period”), take any action to solicit, initiate, encourage or assist the submission of any proposal, negotiation or offer from any person or entity, relating to the sale or issuance of any of the debt or equity securities of the Company or any options, warrants or instruments convertible into or exchangeable for any debt or equity securities of the Company or for any options or warrants therefor, or the acquisition, sale, lease, license or other disposition of the Company or any material part of the equity or assets of the Company or any other transaction that would prevent or impede the consummation of the transactions described herein and shall notify the Investors promptly of any inquiries by any third parties in regards to the foregoing (each an “Alternative Transaction”). If, at any time prior to expiration of the Standstill Period, the Investors notify the Company that they do not intend to proceed with the Transaction substantially on the terms described herein, then the Standstill Period shall terminate at the time such notice is given and the Company shall promptly file an 8-K to disclose such termination and notice. The Company will, and the Company will cause its representatives to, immediately terminate all such discussions or negotiations that may be in progress as of the date hereof and inform the Investors of any expression of interest, inquiry, proposal, or offer regarding any Alternative Transaction received by the Company, any stockholder of the Company or any of its representatives during the Standstill Period.

Good Faith Efforts:	The parties agree to work in good faith expeditiously towards a closing.

Information Requests:	The Company agrees to provide the Investors with the information necessary to complete a due diligence, operational and legal review satisfactory to the Investors, including making its personnel, business, and financial books and records available to Investors and their representatives.

Finders/Brokers:	None of the officers, directors or any equity holders of the Company has engaged or used any “finder”, broker, agent or other person who is or may be entitled to any fee or other compensation with respect to (or as a result of the closing of) the Transaction.

Governing Law	This Term Sheet shall be governed by and construed in accordance with the internal laws, and not the law of conflicts, of the State of Nevada.

Expenses:	Whether or not the transactions contemplated herein are consummated, the Company shall pay or reimburse all out-of-pocket expenses and disbursements incurred by the Investors in connection with the transactions contemplated herein (including any securities law filings related thereto). If the Closing occurs, then such reimbursement shall occur through the Investors withholding such expenses and disbursements against a portion of the payment for the New Preferred at Closing, which withholding amount shall nevertheless constitute full payment of the purchase price therefor. Following the Closing, the Company shall pay or reimburse any expenses or disbursements incurred by New Preferred incurred in respect of (i) the enforcement of any such holder’s rights vis-à-vis the Company or otherwise under the definitive documents or any other agreement between such holder and the Company, (ii) any amendment, modification or waiver in respect of the definitive documents or any other agreement between such holder and the Company, (iii) any additional investment in the Company and (iv) any liquidity event.

This Term Sheet may be withdrawn at any time by the Investors set forth on the signature page hereto prior to the Company’s execution and delivery hereof to such Investors.

[Signature Page Follows]

Executed and delivered by each of the parties below (or its duly authorized officer) as of the date first written above.

COMPANY:	INVESTORS:

Agritech Worldwide, Inc.

By:	By:	/s/ Jonathan Kahn
Name:	Name:	Jonathan Kahn
Its:

	By:	/s/ Morris Garfinkle
	Name:	Morris Garfinkle

EXHIBIT A

Post-Closing Capitalization Table

(on a fully-diluted basis)

Fully Diluted Ownership %
Common Stock	5.0%
Existing Preferred	6.0%
Notes*	14.0%
New Preferred	75.0%
Total	100.0%

*	Notes also to receive $750,000 in cash.

A-1